FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 484th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, May 5, 2010

2.	Summary of Minutes of the 105th Meeting of the Board of Directors, Cemig Distribuição S.A., May 5, 2010

3.	Summary of Minutes of the 112th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 5, 2010

4.	Summary of Principal Decisions of the 486th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 15, 2010

5.	Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, June 17, 2010

6.	Market Announcement dated June 18, 2010 — Sale by Southern Electric Brasil Participações Ltda. of its Stockholding Interest in Companhia Energética de Minas Gerais – CEMIG to AGC Energia S.A.

7.	Notice to Stockholders of Companhia Energética de Minas Gerais – CEMIG, dated June 23, 2010, Dividend Payments

8.	Summary of Principal Decisions of the 109th Meeting of the Board of Directors, Cemig Distribuição S.A., June 24, 2010

9.	Summary of Principal Decisions of the 115th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., June 24, 2010

10.	Summary of Principal Decisions of the 487th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 24, 2010

11.	Market Announcement dated June 28, 2010, Precise Average Values Resulting from the Sale of the Fractions of Shares Remaining after the Stock Dividend, Companhia Energética de Minas Gerais – CEMIG

12.

Market Announcement of Companhia Energética de Minas Gerais – CEMIG, dated July 1, 2010 — Reduction Capital Research and Management Company’s Stockholding Interest in Companhia Energética de Minas Gerais – CEMIG

13.	Market Announcement of Companhia Energética de Minas Gerais – CEMIG, dated July 1, 2010 — Share Purchase Agreement between Cemig Telecomunicações S.A. – CEMIGTelecom and Ativas Participações S.A.,

14.	Summary of Minutes of the 113th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 12, 2010

15.	Summary of Minutes of the 106th Meeting of the Board of Directors, Cemig Distribuição S.A., May 12, 2010

16.	Market Announcement of Companhia Energética de Minas Gerais – CEMIG, dated June 11, 2010 — Change in Stockholding Structure of Axxiom Soluções Tecnológicas S.A.

17.	Summary of Principal Decisions of the 488th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 9, 2010

18.	Summary of Principal Decisions of the 110th Meeting of the Board of Directors, Cemig Distribuição S.A., July 9, 2010

19.	Summary of Principal Decisions of the 116th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 9, 2010

20.	Summary of Minutes of the 485th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, May 26, 2010

21.	Summary of Minutes of the 114th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 26, 2010

22.	Summary of Minutes of the 107th Meeting of the Board of Directors, Cemig Distribuição S.A., May 26, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date:  July 19, 2010

1.                                                                                       Summary of Minutes of the 484th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, May 5, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 484TH MEETING

Date, time and place:	May 5, 2010 at 9 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II         The Board approved:

a)     The proposal made by the Chairman, to alter the composition of the Board of Directors Support Committee, to the following:

Fernando Henrique Schüffner Neto (Coordinator),
Aécio Ferreira da Cunha,	Guy Maria Villela Paschoal,
Andréa Leandro Silva,	João Camilo Penna,
Cezar Manoel de Medeiros,	Lauro Sérgio Vasconcelos David,
Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha, and
Franklin Moreira Gonçalves,	Paulo Sérgio Machado Ribeiro.

b)    Revision of the Annual Budget for 2010.

c)     The proposal by Board member Alexandre Heringer Lisboa that the members of the Board of Directors should authorize their Chairman to call an Extraordinary General Meeting of Stockholders to be held on June 17, 2010, at 11 a.m.; and in the event of there not being a quorum, to make second convocation within the legal period, to deal with the matters described in Item IV below.

d)    The minutes of this meeting.

III        The Board authorized:

a)     Provision of a guarantee, to Cemig D, for the contract with Banco do Brasil for an agroindustry lending transaction supported by the Central Bank Rural Credit Manual, Chapter 6 (Funds), Section 4 (Rural Savings), as follows:

Amount:	Up to six hundred million Reais.
Interest rate:	Fixed, per year, at 96% of the CDI rate on the date of release of the credit.
Period:	Up to three years from the disbursement.
Repayment:	Principal and interest at the end of the period, with the possibility of annual amortizations and payments of interest.
Additional costs:	IOF tax and complementary IOF tax, totaling 1.88%, and structuring commission of 0.10%.
Guarantee:	Linking of 100 per cent of the debtor balance to trade bills or co-obligation of Cemig if the transaction has the purpose of rolling over debt.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)    Signature, with the following companies as joint consenting parties:

Madeira Energia S.A. — Mesa,	Andrade Gutierrez Participações S.A.,
Construtora Norberto Odebrecht S.A.,	Fundo de Investimento em Participações Amazônia Energia,
Furnas Centrais Elétricas S.A. — Furnas,	Odebrecht Investimentos em Infra-estrutura Ltda.,
Odebrecht S.A.,	Centrais Elétricas Brasileiras S.A. — Eletrobrás, and
Cemig GT,

— and with the following as parties:

Santo Antônio Energia S.A. — Saesa,	Banco Santander (Brasil) S.A.,
Banco Bradesco S.A.,	Banco do Brasil S.A.,
Caixa Econômica Federal,	União de Bancos Brasileiros S.A. — Unibanco,
Banco do Nordeste do Brasil S.A.,	Banco da Amazônia S.A., and
BES Investimentos do Brasil S.A. Banco de Investimento —

of the amendment to Onlending Credit Line Financing Contract 01/2009 with the BNDES (Brazilian Development Bank), in which Eletrobrás and Cemig will accept the Contract to be amended, as guarantors and principal payers, expressly waiving the benefits of Articles 366, 827 and 838 of the Civil Code and assuming liability, until final settlement of the Contract, for precise compliance with all the obligations assumed, in the instrument, by Saesa, the liability of each guarantor being limited, respectively, to 39 per cent and 10 per cent of the debt, the onlending agents being able to demand, through one or more requests, payment which must be made within 48 hours from the receipt of notice sent by the onlending agents, and in the form therein specified. The said Amendment also refers to a new period for the presentation of the dispatch of Aneel, approving the Revised Basic Project after the requests made by Ibama at the time of issuance of the Installation License; and extension of the period for presentation of the final Operation and Maintenance Contract of the Santo Antônio Hydroelectric Power Plant, to be signed between Saesa and Furnas, and this contract should be signed in accordance with the Pre-contract for Provision of Services of Operation and Maintenance of the Santo Antônio Hydroelectric Plant presented to the BNDES at the time of analysis of the transaction;

c)     1)     Provision of a guarantee in the 4th issue of Commercial Promissory Notes by Cemig D, through guarantee stated on the Promissory Note itself, for the purpose of strengthening the working capital of that company, in which up to 60 Promissory Notes will be issued, in a single series, with nominal unit value of ten million Reais on the issue date, totaling up to six hundred million Reais, with tenor of three hundred and sixty days, remuneratory interest corresponding to the accumulated variation of the CDI (Interbank Deposit Certificate) rate, capitalized by a spread of up to 0.59 per cent p.a., and payment of the principal and interest on the maturity date.

The guarantee is provided by Cemig irrevocably and shall be in effect until full compliance by Cemig D with all the obligations specified on the physical Promissory Notes.

2)     Signing of the documents necessary for making the above mentioned guarantee effective, in such a way that the guarantee is existing, valid and efficacious whenever any obligation to be assumed by Cemig D is not complied with, including:

The Mandate Document; the Contract for Management, Placement and Public Distribution, under the regime of Firm Subscription Guarantee, of Commercial Promissory Notes of the Fourth Issue by Cemig D; the physical Promissory Notes of the 4th Issue by Cemig D, and such other documents as are duly approved by the legal department and do not cause cost for the transaction.

d)    — the following limits contained in Paragraph 5 of Article 11 of the Bylaws to be exceeded in 2010, provided that Paragraph 7 of Article 11 is complied with:

•      Consolidated debt: to be less than two and a half times the Company’s Ebitda;

•      Consolidated debt ratio {Net debt / (Net debt + Stockholders’ Equity)}: less than or equal to 50%.

IV        The Board referred, to the Extraordinary General Meeting of Stockholders, a proposal for authorization for the consolidated amount of funds allocated to capital investment and acquisition of any assets, in the business year of 2010, to exceed the limit contained in Subclause “d” of Paragraph 5 of Clause 11 of the Bylaws, up to a maximum limit of 90% (ninety per cent) of the Company’s Ebitda.

V         The Board ratified:

The increase of the registered capital of Usina Termelétrica Barreiro S.A. (UTE Barreiro), from eleven million nine hundred and eighteen thousand two hundred and forty one Reais and seventy centavos to twenty three million three hundred and twenty eight thousand one hundred and forty nine Reais and ninety-nine  centavos, by injection of the amount of eleven million four hundred and nine thousand and ninety eight Reais and twenty-nine centavos, in cash, with issuance of eleven million four hundred and nine thousand new nominal common shares without par value, this injection of capital to be submitted to the Annual General Meeting of Cemig;

subscription and paying up of the respective shares referred to above; and

vote, by the representative of Cemig in the Annual General Meeting of UTE Barreiro, in favor of authorization of the subscription and paying-up of the said capital increase and of the respective modification of the Company’s Bylaws.

VI       The following spoke on general matters and business of interest to the Company:

CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board members:	Evandro Veiga Negrão de Lima;
Chief Officer:	Luiz Fernando Rolla;
General Manager:	Emílio Castelar Pires Pereira.

The following were present:

Board members:	Sergio Alair Barroso,	João Camilo Penna,
	Djalma Bastos de Morais,	Maria Estela Kubitschek Lopes,
	Aécio Ferreira da Cunha,	Cezar Manoel de Medeiros,
	Antônio Adriano Silva,	Fernando Henrique Schüffner Neto,
	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
	Francelino Pereira dos Santos,	Marco Antonio Rodrigues da Cunha,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro;
Chief Officer:	Luiz Fernando Rolla;
General Manager:	Emílio Castelar Pires Pereira;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

2.                     Summary of Minutes of the 105th Meeting of the Board of Directors, Cemig Distribuição S.A., May 5, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 — NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 105TH MEETING

Date, time and place:	May 5, 2010 at 10 a.m. at the Company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I           Election: The Chairman and Vice-Chairman of the Board of Directors of the Sole Stockholder,  Cemig, were elected as Chairman and Vice-Chairman of the Company, as follows, respectively:

the Board member Sergio Alair Barroso	— Brazilian, married, economist, resident and domiciled in Belo Horizonte, MG, at Rua Guaratinga 180/201, Sion, CEP 30315-430, bearer of Identity Card 8100986-0-SSPSP and CPF 609555898-00; and
the Board member Djalma Bastos de Morais	— Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 1966100268-CREARJ and CPF 006633526-49>

They declared that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig D, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of the Government Workers and of the Senior Administration of the State of Minas Gerais.

II          The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

III        The Board approved:

a)    The proposal made by the Chairman, to alter the composition of the Board of Directors Support Committee, to the following:

Fernando Henrique Schüffner Neto (Coordinator),
Aécio Ferreira da Cunha,	Guy Maria Villela Paschoal,
Andréa Leandro Silva,	João Camilo Penna,
Cezar Manoel de Medeiros,	Lauro Sérgio Vasconcelos David,
Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha, and
Franklin Moreira Gonçalves,	Paulo Sérgio Machado Ribeiro.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)    The proposal by Board member Francelino Pereira dos Santos, to elect the following as members of the Executive Board, to serve the period of office of 3 (three) years, that is to say up to the first meeting of the Board of Directors held after the Annual General Meeting of 2013:

as CEO:	Djalma Bastos de Morais — described above;
as Deputy CEO:

Arlindo Porto Neto — Brazilian, married, company manager, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Matias Cardoso 268/1001, Santo Agostinho, CEP 30170-050, Identity Card M-2450113-SSPMG and CPF 007940236-49;

As Chief Trading Officer:

Bernardo Afonso Salomão Alvarenga — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ondina Pedrosa Nahas 573, Serrano, CEP 30880-000, Identity Card M-899851-SSPMG and CPF 154691316-53;

As Chief New Business Development Officer:

José Carlos de Mattos — Brazilian, married, teacher, resident and domiciled in Belo Horizonte Minas Gerais, at Rua Professor Antônio Aleixo 82/1001, Lourdes, CEP 30180-150, Identity Card M-170323-SSPMG and CPF 070853896-72;

As Chief Officer for Finance, Investor Relations and Control of Holdings:	Luiz Fernando Rolla — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ney Lambert 112, Belvedere, CEP 30320-440, CI MG-1389219SSPMG and CPF 195805686-34;
as Chief Corporate Management Officer:

Marco Antonio Rodrigues da Cunha — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, Identity Card M-281574-SSPMG and CPF 292581976-15;

as Chief Officer for the Gas Division:

Márcio Augusto Vasconcelos Nunes — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua São Paulo 2496/802, Lourdes, CEP 30170-132, Identity Card 30252-D-CREA/5th Region and CPF 316283207-10;

as Chief Distribution and Sales Officer:

Fernando Henrique Schüffner Neto — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395/700, Santo Agostinho, CEP 30190-090, Identity Card M-1311632-SSP/MG and CPF 320008396-49;

as Director without Specific Designation:

Luiz Henrique de Castro Carvalho — Brazilian, married, engineer, resident and domiciled in Brumadinho, Minas Gerais, at Rua Pitangueira 261, Condomínio Retiro das Pedras, CEP 35460-000, Identity Card M-1115516-SSP-MG and CPF 315051986-15.

c)         Revision of the Annual Budget for 2010.

d)         The minutes of this meeting.

IV        The Board authorized:

A)       Contracting, with Banco do Brasil, of an agroindustry lending transaction supported by the Central Bank Rural Credit Manual, Chapter 6 (Funds), Section 4 (Rural Savings), as follows:

Amount:	Up to six hundred million.
Interest rate:	Fixed, per year, at 96% of the CDI rate on the date of release of the credit.
Period:	Up to three years from the disbursement.
Repayment:	Principal and interest at the end of the period, with the possibility of annual amortizations and payments of interest.
Additional costs:	IOF tax and complementary IOF tax, totaling 1.88%, and structuring commission of 0.10%.
Guarantee:	Linking of 100 per cent of the debtor balance to trade bills or co-obligation of Cemig if the transaction has the purpose of rolling over debt.

– the sum of the amount to be issued in promissory notes plus the amount contracted of funds from rural savings not to exceed R$ 800 million, unless the excess is used in pre-payment of debts that have a higher financial cost, or in substitution of third party funds specified in the Budget for 2010 and not yet arranged.

B)        1)     The 4th issue of commercial promissory notes by Cemig D for placement and public distribution in the local capital market, with the following features:

Issuer:	Cemig D
Lead Manager:	HSBC Corretora de Títulos e Valores Mobiliários S.A.
Managers:	Banco BTG Pactual S.A., BES Investimento do Brasil S.A., and HSBC Corretora de Títulos e Valores Mobiliários S.A.
Value of the Issue:	Up to R$ 600 million.
Use of proceeds:	Strengthening of the Company’s working capital.
Number of series:	Single series.
Period and maturity:	The notes will be issued on the date of their subscription and paying-up and will have tenor of three hundred and sixty days.
Placement regime:	Firm guarantee of subscription by the managers, valid until July 8, 2010.
Nominal unit value:	Minimum of ten million on their respective issue date.
Number of Notes:	Sixty.
Form:

The Notes will be issued physically and will be deposited with a financial institution qualified and authorized to provide custody services. The Notes will be nominal and will circulate with crossed signature for transfer of ownership.

Remuneration:

Interest shall accrue on the nominal unit value of the Promissory Notes, corresponding to the accumulated variation of the average daily rates for Interbank Deposits, known as the DI over extra grupo Rate, expressed as percentage per year, on the 252-business-days basis, calculated and published daily by Cetip in the daily bulletin on its Internet site (http://www.cetip.com.br), capitalized by a spread of up to 0.59% per year.

The Remuneration shall be calculated exponentially and cumulatively pro rata temporis by business days elapsed, applying to the nominal unit value of each Promissory Note, from the date of its actual subscription and paying-up (Issue Date) up to the respective maturity date. The spread shall be defined in a process of book building.

Payment of the remuneration:	At maturity.
Amortizations:	At maturity.
Renegotiation:	None.
Optional early redemption:

The issuer may make early redemption of the Promissory Notes, in accordance with the applicable legislation. In the event of partial early redemption, such redemption shall take place by lottery, in accordance with Paragraph 1 of Article 55 of Law 6404/1976. When subscribing, paying up or acquiring the Promissory Note the holder shall give express advance consent to the early redemption of the Promissory Note, in the terms of Article 7, Paragraph 2, of CVM Instruction 134/90.

Guarantor:	The Notes shall have the corporate guarantee of Companhia Energética de Minas Gerais – Cemig, through a guarantee on each physical Promissory Note.
Place of payment:

The payments relating to the Promissory Notes shall be made in accordance with the procedures of Cetip S.A. — the Organized Assets and Derivatives Market, for the Promissory Notes registered in the NOTA — Promissory Note System, or, for the holders of Promissory Notes that are not linked to that system, at the Issuer’s head office.

Proof of Limits:	The 3rd Issue does not need to obey the limits specified in Articles 3 and 4 of CVM Instruction 134/1990, under the dispensation given by Article 1, Sub-item III, of CVM Instruction 155/1991.
Early maturity:

The holders of the Promissory Notes may declare all the obligations arising from the Promissory Notes which they hold automatically due and payable, and demand immediate payment by the Issuer of the Nominal Unit Value of the Promissory Notes, augmented by the Remuneration and the charges, calculated pro rata temporis, from the Issue Date, by letter delivered with advice of receipt or letter posted with advice of receipt addressed to the head office of the Issuer, in any of the following events:
(Early maturity events:)

a)  Decree of bankruptcy of the Issuer, or dissolution and/or liquidation of the Issuer (and/or the Guarantor, as the case may be), or application for judicial recovery or Out-of-Court reorganization or bankruptcy formulated by the Issuer (and/or by the Guarantor, as the case may be); or any analogous event that characterizes a state of insolvency, including agreement with creditors, in the terms of the applicable legislation.

b)  Legitimate and reiterated protest proceedings on securities against the Issuer (and/or against the Guarantor, as the case may be, the unpaid value of which, individually or in aggregate, is more than R$ 50 million, unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by the Issuer (and/or by the Guarantor, as the case may be), or if cancelled, or if validly contested in court, in any event, within a maximum period of thirty calendar days from the date of the obligation becoming due.

c)  Early redemption of any pecuniary obligation of the Issuer (and/or of the Guarantor, as the case may be) arising from default on an obligation to pay any individual or aggregate amount greater than R$ 50 million or its equivalent in other currencies.

d)  Change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer (and/or of the Guarantor, as the case may be), unless this takes place by order of a court, without the prior consent of holders of Promissory Notes representing at least 75% of the Promissory Notes in Circulation.

e)  Absorption of the Issuer (and/or of the Guarantor, as the case may be), by another company, or split or merger of the Issuer (and/or of the Guarantor, as the case may be), unless this takes place by order of a court.

f)   Privatization of the Issuer (and/or of the Guarantor, as the case may be).

g)  Termination, for any reason, of any of the concession contracts held by the Issuer (and /or by the Guarantor, as the case may be), such as represents an adverse material impact on the payment capacity of the Issuer (and/or the Guarantor, as the case may be).

h)  Unjustified default by the Issuer (and/or by the Guarantor, as the case may be), or absence of legal and/or Court measures required for non-payment of any debt or any obligation to pay, under any agreement to which either is party as borrower or guarantor, the value of which individually or in aggregate is greater than fifty million Reais or its equivalent in other currencies,

— the sum of the amount to be issued in promissory notes plus the amount contracted of funds from rural savings eight hundred million Reais, unless the excess is used in pre-payment of debts that have a higher financial cost, or in substitution of third party funds specified in the Budget for 2010 and not yet arranged.

2)     Signing of the documents indispensible for the said issues, including: The Mandate Document; the Contract for Management, Placement and Public Distribution, under the regime of Firm Subscription Guarantee, of Commercial Promissory Notes of the 4th Issue by Cemig D; the physical Promissory Notes; the Contract of the Mandated Bank; and such other documents as are duly approved by the legal department and do not cause cost for the transaction.

C)        1)     Opening of Administrative Proceedings for Exemption from Tender, and also contracting of the consortium made up of Banco BTG Pactual S.A., BES Investimento do Brasil S.A. and HSBC Corretora de Títulos e Valores Mobiliários S.A., as leaders of the 4th Issue of Commercial Promissory Notes of Cemig D, which shall be remunerated through payment of the following amounts: Commission of 0.18 per cent on the value of the issue (lead manager’s commission of 0.02 per cent, firm guarantee commission of 0.13 per cent, and placement commission of 0.03%); reimbursement of the expenses occurred on contracting of legal advice, an estimated cost of fifty thousand Reais; and reimbursement of out-of-pocket general expenses, including the expenses of the legal advisors, up to the limit of twelve thousand Reais.

2)     Contracting of Banco Bradesco S.A., as an integral part of the proposal for the 4th Issue of Commercial Promissory Notes of Cemig D, for the period of validity of the Promissory Notes, for provision of the service of mandated bank, at a cost of one thousand Reais per month, dispensed from tender by reason of the amount.

3)     Payment of all the costs related to publications of market notices, announcements of start and closing of the distribution, the charge made by the Anbid, the charge for registry of the issue with the CVM, and the registry charges for trading of the issue, among others indispensible to realization of the issues, estimated at three hundred thousand Reais.

V          The Board re-ratified CRCA-040/2009, altering the value of the contracting of the services of printing of electricity bills and other documents, the other terms of that CRCA remaining unchanged, and also authorized signing of the Final Quittance Statement relating to Contract 4680003965, with M.I. Montreal Informática Ltda., relating to services of printing of electricity bills and other documents carried out in the period from July 15, 2009 to January 14, 2010.

VI        Items postponed: The Chairman explained that the matters of contracting of services of Toll-Free Dialing (DDG), and signing of a Court settlement agreement, will be discussed at another time.

VII       The Executive Officers elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig D, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VIII     Vote against: The Board member Evandro Veiga Negrão de Lima voted against the nomination made by the Board member Francelino Pereira dos Santos mentioned in item III, sub-clause “b”, above.

IX        The following spoke on general matters and business of interest to the Company:

The Chairman,
CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board members:	Evandro Veiga Negrão de Lima;
Chief Officers:	Bernardo Afonso Salomão de Alvarenga,	Luiz Fernando Rolla;
General Manager:	Emílio Castelar Pires Pereira.

The following were present:

Board members:	Sergio Alair Barroso,	João Camilo Penna,
	Djalma Bastos de Morais,	Maria Estela Kubitschek Lopes,
	Aécio Ferreira da Cunha,	Cezar Manoel de Medeiros,
	Antônio Adriano Silva,	Fernando Henrique Schüffner Neto,
	Arcângelo Eustáquio Torres Queiroz, Evandro	Franklin Moreira Gonçalves,
	Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
	Francelino Pereira dos Santos,	Marco Antonio Rodrigues da Cunha,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro;
Chief Officers:	Bernardo Afonso Salomão de Alvarenga,	Luiz Fernando Rolla;
General Manager:	Emílio Castelar Pires Pereira;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

3.                     Summary of Minutes of the 112th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 5, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 — NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 112TH MEETING

Date, time and place:	May 5, 2010, at 11 a.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I           Election: The Chairman and Vice-Chairman of the Board of Directors of the Sole Stockholder,  Cemig, were elected as Chairman and Vice-Chairman of the Company, as follows, respectively:

the Board member Sergio Alair Barroso	— Brazilian, married, economist, resident and domiciled in Belo Horizonte, MG, at Rua Guaratinga 180/201, Sion, CEP 30315-430, bearer of Identity Card 8100986-0-SSPSP and CPF 609555898-00; and
the Board member Djalma Bastos de Morais	— Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Av. Bandeirantes 665/401, Sion, CEP 30315-000, bearer of Identity Card 1966100268-CREARJ and CPF 006633526-49>

They declared that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig D, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of the Government Workers and of the Senior Administration of the State of Minas Gerais.

II          The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

III         The Board approved:

a)    The proposal made by the Chairman, to alter the composition of the Board of Directors Support Committee, to the following:

Fernando Henrique Schüffner Neto (Coordinator),
Aécio Ferreira da Cunha,	Guy Maria Villela Paschoal,
Andréa Leandro Silva,	João Camilo Penna,
Cezar Manoel de Medeiros,	Lauro Sérgio Vasconcelos David,
Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha, and
Franklin Moreira Gonçalves,	Paulo Sérgio Machado Ribeiro.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)    The proposal by Board member Francelino Pereira dos Santos, to elect the following as members of the Executive Board, to serve the period of office of 3 (three) years, that is to say up to the first meeting of the Board of Directors held after the Annual General Meeting of 2013:

as CEO:	Djalma Bastos de Morais — described above;
as Deputy CEO:

Arlindo Porto Neto — Brazilian, married, company manager, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Matias Cardoso 268/1001, Santo Agostinho, CEP 30170-050, Identity Card M-2450113-SSPMG and CPF 007940236-49;

as Chief Trading Officer:

Bernardo Afonso Salomão Alvarenga — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ondina Pedrosa Nahas 573, Serrano, CEP 30880-000, Identity Card M-899851-SSPMG and CPF 154691316-53;

as Chief New Business Development Officer:

José Carlos de Mattos — Brazilian, married, teacher, resident and domiciled in Belo Horizonte Minas Gerais, at Rua Professor Antônio Aleixo 82/1001, Lourdes, CEP 30180-150, Identity Card M-170323-SSPMG and CPF 070853896-72;

as Chief Officer for Finance, Investor Relations and Control of Holdings:	Luiz Fernando Rolla — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ney Lambert 112, Belvedere, CEP 30320-440, CI MG-1389219SSPMG and CPF 195805686-34;
as Chief Corporate Management Officer:

Marco Antonio Rodrigues da Cunha — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Miguel Abras 33/501, Serra, CEP 30220-160, Identity Card M-281574-SSPMG and CPF 292581976-15;

as Chief Officer for the Gas Division:

Márcio Augusto Vasconcelos Nunes — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua São Paulo 2496/802, Lourdes, CEP 30170-132, Identity Card 30252-D-CREA/5th Region and CPF 316283207-10;

as Chief Generation and Transmission Officer:

Luiz Henrique de Castro Carvalho — Brazilian, married, engineer, resident and domiciled in Brumadinho, Minas Gerais, at Rua Pitangueira 261, Condomínio Retiro das Pedras, CEP 35460-000, Identity Card M-1115516-SSP-MG and CPF 315051986-15.

as Director without Specific Designation:

Fernando Henrique Schüffner Neto — Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395/700, Santo Agostinho, CEP 30190-090, Identity Card M-1311632-SSP/MG and CPF 320008396-49;

c)         Revision of the Annual Budget for 2010.

d)         Review of the project for establishment of Empresa Brasileira de Transmissão de Energia S.A. — EBTE, to change the Capital Budget, the increase in equity relating to Cemig GT being R$ 21,352,000 in June 2008 currency, and R$ 23,698,000 in today’s currency.

e)         The minutes of this meeting.

IV        The Board authorized:

a)         Signing of the First Amendment to the Contract for Purchase and Sale of Incentive-Bearing Wind-Power Electricity, with Bioenergy Geradora de Energia Ltda. and União Comercializadora de Energia S.A., to extend the periods for presentation of the guarantees of faithful performance and for presentation of documents that prove the feasibility of the project of those Companies, and also non-application of the penalties specified in the notices given by the correspondences with number CV-00006/2010 and CV/AT 224/2010.

b)         Signature, with the following companies as joint consenting parties:

Madeira Energia S.A. — Mesa,	Andrade Gutierrez Participações S.A.,
Construtora Norberto Odebrecht S.A.,	Fundo de Investimento em Participações Amazônia Energia,
Furnas Centrais Elétricas S.A. — Furnas,	Odebrecht Investimentos em Infra-estrutura Ltda.,
Odebrecht S.A.,	Centrais Elétricas Brasileiras S.A. — Eletrobrás, and
Companhia Energética de Minas Gerais – Cemig,

— and with the following as parties:

Santo Antônio Energia S.A. — Saesa,	Banco Santander (Brasil) S.A.,
Banco Bradesco S.A.,	Banco do Brasil S.A.,
Caixa Econômica Federal,	União de Bancos Brasileiros S.A. — Unibanco,
Banco do Nordeste do Brasil S.A.,	Banco da Amazônia S.A., and
BES Investimentos do Brasil S.A. Banco de Investimento —

of the amendment to Onlending Credit Line Financing Contract 01/2009 with the BNDES (Brazilian Development Bank), in which Eletrobrás and Cemig will accept the Contract to be amended, as guarantors and principal payers, expressly waiving the benefits of Articles 366, 827 and 838 of the Civil Code and assuming liability, until final settlement of the Contract, for precise compliance with all the obligations assumed, in the instrument, by Saesa, the liability of each guarantor being limited, respectively, to 39 per cent and 10 per cent of the debt, the onlending agents being able to demand, through one or more requests, payment which must be made within 48 hours from the receipt of notice sent by the onlending agents, and in the form therein specified.

The said Amendment also refers to a new period for the presentation of the dispatch of Aneel, approving the Revised Basic Project after the requests made by Ibama at the time of issuance of the Installation License; and extension of the period for presentation of the final Operation and Maintenance Contract of the Santo Antônio Hydroelectric Power Plant, to be signed between Saesa and Furnas, and this contract should be signed in accordance with the Pre-contract for Provision of Services of Operation and Maintenance of the Santo Antônio Hydroelectric Plant presented to the BNDES at the time of analysis of the transaction;

c)         Increase in the Registered Capital of EBTE from one hundred and sixty two million, three hundred and twenty four thousand Reais to two hundred and ten million, six hundred and eighty seven thousand Reais; subscription and paying up of the shares representing this capital; and also vote, by the representative of Cemig GT in the Extraordinary General Meetings of Stockholders and/or Meetings of the Board of Directors of EBTE and of Empresa Amazonense de Transmissão de Energia (EATE), in favor of the increase in the Registered Capital of the Company to up to two hundred and ten million, six hundred and eighty seven thousand Reais and subscription and paying up of the shares representing the said increase in Registered Capital.

V          The Executive Officers elected declared — in advance — that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which may be considered a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig GT, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VI        Vote against: The Board member Evandro Veiga Negrão de Lima voted against the nomination made by Board member Francelino Pereira dos Santos mentioned in item III, sub-clause “b”, above.

VII       The following spoke on general matters and business of interest to the Company:

The Chairman:
CEO and Vice-Chairman:	Djalma Bastos de Morais.
Board members:	Evandro Veiga Negrão de Lima.
Chief Officers:	Bernardo Afonso Salomão de Alvarenga,	Luiz Fernando Rolla.
General Manager:	Emílio Castelar Pires Pereira.

The following were present:

Board members:	Sergio Alair Barroso,	João Camilo Penna,
	Djalma Bastos de Morais,	Maria Estela Kubitschek Lopes,
	Aécio Ferreira da Cunha,	Cezar Manoel de Medeiros,
	Antônio Adriano Silva,	Fernando Henrique Schüffner Neto,
	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
	Francelino Pereira dos Santos,	Marco Antonio Rodrigues da Cunha,
	Guy Maria Villela Paschoal,,	Paulo Sérgio Machado Ribeiro;
Chief Officers:	Bernardo Afonso Salomão de Alvarenga,	Luiz Fernando Rolla;
General Manager:	Emílio Castelar Pires Pereira;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

4.                     Summary of Principal Decisions of the 486th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 15, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 486th meeting, held on June 15, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following matter:

•      Joint operations agreements.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.                     Minutes of the Extraordinary General Meeting of Stockholders, Companhia Energética de Minas Gerais – CEMIG, June 17, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

JUNE 17, 2010

At 11 a.m. on June 17, 2010, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting at its head office, on first convocation, at Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all those present signed and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr.  Marco Antônio Rebelo Romanelli, General Counsel of the State of Minas Gerais, in accordance with the legislation. Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Secretariat, informed those present that there was a quorum for the Extraordinary General Meeting of Stockholders. She further stated that the stockholders present should choose the Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws. Asking for the floor, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Manoel Bernardino Soares to chair the Meeting. The proposal of the representative of the Stockholder State of Minas Gerais was put to the vote, and approved unanimously.

The Chairman then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published in the newspapers Minas Gerais, official publication of the Powers of the State, and O Tempo, on May 13, 14 and 15, and in the newspaper Valor Econômico on May 13, 14 and 17, of this year, the content of which is as follows:

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS:

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on June 17, 2010 at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, to decide on: Exceeding, in 2010, of the limit contained in subclause “d” of Paragraph 5 of Clause 11 of the Bylaws, for the consolidated amount of funds allocated to investment in capital and acquisition of any assets, in the business year of 2010, up to a maximum limit of 90% (ninety per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Any stockholder who wishes to be represented by proxy at this General Meeting of Stockholders should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by June 14, 2010, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office at Av. Barbacena 1200, 19th floor, B1 Wing, Belo Horizonte, Minas Gerais, or showing them at the time of the meeting.

Belo Horizonte, May 5, 2010.

Sergio Alair Barroso

Chairman of the Board of Directors. ”

Continuing the business of the meeting, the Chairman then requested the Secretary to proceed to reading of the Proposal of the Board of Directors, which deals with the agenda, the content of which is as follows:

“ PROPOSAL BY THE BOARD OF DIRECTORS

TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE  17, 2010.

Dear Stockholders:

Whereas:

a)   The 2001 budget of Cemig Distribuição S.A. — Cemig D includes its program of investment and expenses, which also meets the requirements stipulated by the regulatory body, and does not cause any adverse effect on the next Tariff Review due to non-realization of investments planned for the current regulatory cycle; and also enables the use of the benefits relating to injections of funds via the CDE and RGR funds, for compliance with the Universalization Program;

b)   the debt contracted for acquisition of Terna Participações S.A. does not yet significantly affect the level of indebtedness of Cemig Geração e Transmissão S.A. — Cemig GT, since the maturity of the debt raised for this acquisition is for long-term;

c)   the debts to be paid in the current year by Cemig GT are not sufficient to keep the debt indicators below the limits established by the Bylaws;

d)   the consolidated budget of Companhia Energética de Minas Gerais – Cemig, Cemig D and Cemig GT for 2010 provides for the financial covenants stipulated  in Cemig’s Bylaws.

e)   Paragraph 5 of Article 11 of Cemig’s Bylaws specify that in the administration of the Company and in the exercise of the right to vote in wholly-owned and other subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with certain targets, including limitation of the consolidated amount of the funds allocated to capital investment and acquisition of any assets, in any year, to a maximum of 40% (forty per cent) of Ebitda (Earnings before interest, taxes, depreciation and amortization), and this indicator is expected to be 83% (eight three per cent) at the end of 2010;

— now proposes to you:

—  to authorize the target contained in subclause “d” of Paragraph 5 of Clause 11 of the Bylaws, which refers to the consolidated amount of funds allocated to capital investment and acquisition of any assets, to be exceeded in the business year of 2010, up to a maximum limit of 90% (ninety per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, for which reason it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, May 5, 2010.

(Signed by:)

Sergio Alair Barroso — Chairman,	Arcângelo Eustáquio Torres Queiroz — Member,
Djalma Bastos de Morais — Vice-chairman,	Francelino Pereira dos Santos — Member,
Evandro Veiga Negrão de Lima — Member,	Guy Maria Villela Paschoal — Member,
Aécio Ferreira da Cunha — Member,	João Camilo Penna — Member,
Antônio Adriano Silva — Member,	Maria Estela Kubitschek Lopes — Member ”.

Proceeding with the business of the meeting, the Chairman put the above-mentioned Proposal by the Board of Directors to debate, and, subsequently, to the vote, and it was approved, with the following funds voting against:

Amundi Funds,

Credit Agricole Asset Management,

Norges Bank,

Franklin Templeton Investment Funds,

The Master Trust Bank of Japan, Ltd. RE MTBC400035147,

BP Pension Fund,

Hansberger International Series Emerging Markets Fund,

Natixis International Funds (LUX) I,

Vanguard FTSE All-World EX-US Index Fund — a Series of Vanguard International Equity Index Funds,

ING Wisdomtree Global High-Yielding Equity Index Portfolio,

Vanguard Total World Stock Index Fund — a Series of Vanguard International Equity Index Funds,

State Street Bank and Trust Company Investment Funds For Tax Exempt Retirement Plans,

Fortis L Fund Equity Brazil,

Fortis L Fund Equity Latin America, and

The Future Fund Board of Guardians.

The meeting being opened to the floor, and since no-one wished to make any statement, the Chairman ordered the session suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chairman, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

6.                     Market Announcement dated June 18, 2010 — Sale by Southern Electric Brasil Participações Ltda. of its Stockholding Interest in Companhia Energética de Minas Gerais – CEMIG to AGC Energia S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MARKET ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with its commitment to best corporate governance practices, and Article 12 of CVM Instruction 358 of January 3, 2002, that on today’s date it received from Southern Electric Brasil Participações Ltda. and AGC Energia S.A. correspondence dated June 16, 2010, with the following content:

“This is to inform you of the completion, on today’s date, of the sale by Southern Electric Brasil Participações Ltda. (“SEB”) of its stockholding interest in Companhia Energética de Minas Gerais (“CEMIG”) to AGC Energia S.A., an unlisted private corporation, with head office at Avenida do Contorno 8123, Belo Horizonte, Minas Gerais State, Brazil, registered in the CNPJ under Nº. 11.221.326/0001-65 (“AGC Energia”), a subsidiary of Andrade Gutierrez Concessões S.A. (“AGC”).

The transfer of shares took place under the Share Purchase and Sale Agreement signed between SEB and AGC Energia, with AGC as consenting party,  on November 12, 2009, as amended, and is for the sale of the entire stockholding of SEB in CEMIG, that is to say 98,321,592 (ninety eight million three hundred twenty one thousand five hundred ninety two) common shares issued by Cemig, representing 32.96% (thirty two point nine six per cent) of the voting stock and 14.41% (fourteen point four one per cent) of the total capital of CEMIG.

This communication is to advise CEMIG of the sale of the shares in CEMIG held by SEB, for the purposes of: (i) compliance with Article 12 of Instruction 358/2002 issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”), while emphasizing that the said transaction does not change the structure of the stockholding control, nor the management structure, of Cemig; (ii) compliance with Paragraph 1 of Article 3 of CVM Instruction 358/2002, allowing CEMIG to comply with its obligations to the CVM and to the stock exchange on which its shares are traded, including, as the case may be, for publication of the material announcement relating to the transaction now advised; and (iii) to enable CEMIG, should it be requested to do so, to give any information due to any other competent body or authority, including, as applicable, the National Electricity Agency (“ANEEL”).”

We further advise the public that this correspondence is filed at the head office of Cemig, at Avenida Barbacena 1200, 5th Floor, in the city of Belo Horizonte, Minas Gerais State.

Belo Horizonte, June 18, 2010

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.                                                                                       Notice to Stockholders of Companhia Energética de Minas Gerais – CEMIG, dated June 23, 2010, Dividend Payments

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby advise stockholders that Cemig will make payment to stockholders of R$ 465,350,000, being the first part of the stockholder remuneration for 2009, on June 29, 2010. This is 50% of the amount decided by the Ordinary and Extraordinary General Meetings of Stockholders held jointly on April 29, 2010.

The proceeds of the disposal of the fractions of shares arising from the stock dividend authorized by the said General Meetings of Stockholders were brought together and sold for average amounts of: R$ 19,10 per share for the ON shares, and R$ 25,31 per share for the PN shares. These proceeds will be paid, in the due proportions, together with the first installment of the dividends, on June 29, 2010.

Stockholders whose names were on the Company’s Nominal Share Registry on April 29, 2010 have the right to this payment.

Stockholders whose bank details are up-to-date with the Custodian Bank for Cemig’s nominal shares (Banco Bradesco S.A.) will have their credits posted automatically on the day of payment, on which occasion they will receive the advice of the corresponding credit. In the event of not receiving the notice of credit, the stockholder should visit a branch of Banco Bradesco S.A. to update his/her registry details. Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the Depository Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, June 23, 2010

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.                                                                                       Summary of Principal Decisions of the 109th Meeting of the Board of Directors, Cemig Distribuição S.A., June 24, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 109th meeting, held on June 24, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following matter:

•  Signing of an amendment to a working agreement with Axxiom Soluções  Tecnológicas S.A.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.                                                                                       Summary of Principal Decisions of the 115th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., June 24, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

 CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 115th meeting, held on June 24, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following matters:

1.               Orientation of vote at the Extraordinary General Meeting of Stockholders of Transmissora Aliança de Energia Elétrica S.A.

2.               Signing of an amendment to a transmission services contract with the National Electricity System Operator (ONS).

3.               Signing of individual terms of rectification and ratification to financing contracts between Caixa Econômica Federal and Central Eólica Praia de Parajuru S.A., Central Eólica Volta do Rio S.A. and Central Eólica Praia do Morgado S.A.

4.               Signing of amendments to a technical and financial working agreement with Companhia de Saneamento de Minas Gerais — Copasa.

5.               Signing of operation and maintenance service contracts with companies of the Cemig Group.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.                                                                                 Summary of Principal Decisions of the 487th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, June 24, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 487th meeting, held on June 24, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following matters:

1.     Appointment of Chief Officer to the Management of Efficientia S.A.

2.     Appointment of Chief Officer to the Management of Rosal Energia S.A.

3.     Signing, as consenting party, of an amendment to the technical and financial working agreement between Cemig GT and Companhia de Saneamento de Minas Gerais — Copasa.

4.     Signing of an amendment to a working agreement with Axxiom Soluções Tecnológicas S.A.

5.     Signing, as consenting party, of service contracts for operation and maintenance of companies of the Cemig Group.

6.     Signing, as consenting party, of an amendment for ratification and rectification to a financing contract between Companhia Transirapé de Transmissão, Banco de Desenvolvimento de Minas Gerais and Banco Santander

7.     Authorization for Cemig Telecom to sign legal documents.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.                                                                                 Market Announcement dated June 28, 2010, Precise Average Values Resulting from the Sale of the Fractions of Shares Remaining after the Stock Dividend, Companhia Energética de Minas Gerais – CEMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), in compliance with the request from the BM&FBovespa, and complementing the Notice to Stockholders of June 23, 2010, hereby informs the public that the precise average values resulting from the sale of the fractions of shares remaining after the stock dividend, with payment date June 29, 2010, are:

•                  Average value per ON share:  R$ 19.100971317

•                  Average value per PN share:   R$ 25.312995755

Belo Horizonte, June 28, 2010

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.                                                                                 Market Announcement of Companhia Energética de Minas Gerais – CEMIG, dated July 1, 2010 — Reduction Capital Research and Management Company’s Stockholding Interest in Companhia Energética de Minas Gerais – CEMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64
NIRE 33300266003

MARKET ANNOUNCEMENT

Reduction of Stockholding

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with its commitment to best corporate governance practices, and Article 12 of CVM Instruction 358 of January 3, 2002, that it has received correspondence from the stockholder Capital Research and Management Company (“CRMC”) relating to reduction of stockholding interest, as follows:

Dear Sirs:

Capital Research and Management Company (“CRMC”), by its duly authorized attorney (Power of attorney attached), as a fund management company operating outside Brazil, in compliance with Article 12, Paragraph 4 of CVM Instruction 358 of January 3, 2002, as amended by CVM Instruction 449 of March 16, 2007 (“CVM Instruction 358”), hereby advises you that, through transactions carried out on stock exchanges for its clients, it has reduced the holding that it manages in the preferred shares (“PN shares”) of Companhia Energética de Minas Gerais – CEMIG (“the Company”), to a total of 18,985,704 PN Shares, corresponding to 4.94% of the issued total of this type of share.

We request you, in accordance with Article 12, §6º, of CVM Instruction 358, to arrange for this information to be transmitted to the CVM and to BOVESPA, by sending of a Market Announcement, of the type “Acquisition/Disposal of Stockholding (Article 12 of CVM Instruction 358)”, as required by Item 14.8 of CVM/SEP Circular Nº 001/2010.

Please do not hesitate to contact us if you need any further information. On the subject of this correspondence you may also contact Mr. José Luiz Homem de Mello (Tel: +5511-3247-8478; e-mail: jhmello@pn.com.br)

Yours,

Capital Research and Management Company

pp. José Luiz Homem de Mello

The correspondence referred to is filed at the head office of Cemig, at Avenida Barbacena 1200, 5th Floor, in this city of Belo Horizonte, Minas Gerais State.

Belo Horizonte, July 1, 2010.

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.                                                                                 Market Announcement of Companhia Energética de Minas Gerais – CEMIG, dated July 1, 2010 — Share Purchase Agreement between Cemig Telecomunicações S.A. CEMIGTelecom and Ativas Participações S.A.,

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64
NIRE 33300266003

MARKET ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“Cemig”), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, in accordance with its commitment to best corporate governance practices, and Article 12º of CVM Instruction 358 of January 3, 2002, as follows:

As stated in the Market Announcement by Cemig’s wholly-owned subsidiary CEMIG TELECOMUNICAÇÕES S.A. – CEMIGTelecom (“Cemig Telecom”), dated July 1, 2010, at a meeting held on June 30, 2010, the Board of Directors of Cemig Telecom, which is a joint stock corporation providing telecommunications services, registered for listing with the CVM (Brazilian Securities Commission), approved the signing of a Share Purchase Agreement with ATIVAS PARTICIPAÇÕES S.A., for the purchase of 9,804,900 (nine million, eight hundred four thousand nine hundred) common shares, representing 49% (forty nine per cent) of the registered and voting capital of ATIVAS DATA CENTER S.A. Signing of the Agreement is expected to take place by July 9, 2010.

The corporate objects of ATIVAS DATA CENTER S.A., a subsidiary of ATIVAS PARTICIPAÇÕES S.A., are provision of the services of supply of IT and communication technology infrastructure, including hosting and colocation of IT environments, database storage and site backup, professional data safety services, data availability services, IT consultancy, connectivity with sale of access, and Internet bandwidth. For these purposes it is building a data center to the standards of Uptime Institute Tier III classification, to serve medium-sized and large-scale corporations.

Belo Horizonte, July 1, 2010.

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14.                                                                                 Summary of Minutes of the 113th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 12, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY
CNPJ 06.981.176/0001-58 – NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 113RD MEETING

Date, time and place:	May 12, 2010, at 5 p.m., at the company’s head office,
Av. Barbacena 1200, 12th Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                   The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II               The Board approved the minutes of this meeting.

III         The Board authorized signing of the court settlement to terminate Legal Action for Repayment N°. 002498144031-6 and other related actions, in which Cemig and Rima Industrial S.A. are parties, relating to the tariff adjustment ordered by DNAEE Ministerial Order 045/86. The agreement will also terminate the Action for Rescission filed by Cemig under N°. 1.0000.06.436.955-6/000; Court Action N°. 0024.06.990099-1; and Court Action N°. 0024.06.215977-7.

Homologation of the agreement by the Court is a suspensive condition of the transaction and of the court actions and any refusal of homologation is a condition cancelling the transaction.

IV          The following were present:

Board members:	Sergio Alair Barroso,	João Camilo Penna,
	Djalma Bastos de Morais,	Maria Estela Kubitschek Lopes,
	Aécio Ferreira da Cunha,	Cezar Manoel de Medeiros,
	Antônio Adriano Silva,	Fernando Henrique Schüffner Neto,
	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
	Francelino Pereira dos Santos,	Marco Antonio Rodrigues da Cunha,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15.                                                                                 Summary of Minutes of the 106th Meeting of the Board of Directors, Cemig Distribuição S.A., May 12, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 — NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 106TH MEETING

Date, time and place:	May 12, 2010 at 4 p.m. at the Company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                   The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II               The Board approved the minutes of this meeting.

III         The Board authorized signing of the court settlement to terminate Legal Action for Repayment N°. 002498144031-6 and other related actions, in which Cemig and Rima Industrial S.A. are parties, relating to the tariff adjustment ordered by DNAEE Ministerial Order 045/86. The agreement will also terminate: the Action for Rescission filed by Cemig under N° 1.0000.06.436.955-6/000; Court Action N°. 0024.06.990099-1; and Court Action N°. 0024.06.215977-7. Homologation of the agreement by the Court is a suspensive condition of the transaction and of the court actions, and any refusal of homologation is a condition cancelling the transaction.

IV          The following spoke on general matters and business of interest to the Company:

CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board member:	Evandro Veiga Negrão de Lima.

The following were present:

Board members:	Sergio Alair Barroso,	João Camilo Penna,
	Djalma Bastos de Morais,	Maria Estela Kubitschek Lopes,
	Aécio Ferreira da Cunha,	Cezar Manoel de Medeiros,
	Antônio Adriano Silva,	Fernando Henrique Schüffner Neto,
	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
	Francelino Pereira dos Santos,	Marco Antonio Rodrigues da Cunha,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro;
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16.                                                                                 Market Announcement of Companhia Energética de Minas Gerais – CEMIG, dated June 11, 2010 — Change in Stockholding Structure of Axxiom Soluções Tecnológicas S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Companhia Energética de Minas Gerais – Cemig, a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, and holder of public service concessions, in accordance with its commitment to implement best corporate governance practices, hereby informs the public that:

On June 11, 2010 Cemig signed, as consenting party, a Private Instrument of Assignment of Shares for Consideration and Other Matters “the Agreement”, between Light S.A. (“Light”) and the companies Concert Technologies S.A. (“Concert”), Leme Engenharia Ltda. (“Leme”), NANSEN S.A. Instrumentos de Precisão (“Nansen”) and FIR Capital Partners Ltda. (“FIR”), (“the Controlling Group”), for acquisition of a total of 3,672,000 (three million, six hundred seventy two thousand) common shares issued by Axxiom Soluções Tecnológicas S.A. (“Axxiom”).

The objects of Axxiom, an unlisted company affiliated to the Cemig Group, with head office in Nova Lima, Minas Gerais State, are to supply technology solutions and systems for operational management of companies holding public service concessions, including electricity companies.

The shares acquired by Light are 51% (fifty one per cent) of the total registered capital of Axxiom, which previously had the following stockholding structure:

AXXIOM: Stockholding structure

Position: May 2010

Partners		Number of shares	Stake %
Private	Nansen	1,385,500	19.24
	FIR Capital	875,500	12.16
	Leme	875,500	12.16
	Concert	535,500	7.44
Controlling group		3,672,000	51.00
CEMIG		3,528,000	49.00
AXXIOM		7,200,000	100.00

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Following the acquisition by Light, the stockholding structure of Axxiom will be as follows:

AXXIOM: Stockholding structure

Position: June 11, 2010

Partners	Number of shares	Stake %
LIGHT	3,672,000	51.00
CEMIG	3,528,000	49.00
AXXIOM	7,200,000	100.00

Cemig’s management, aware of its responsibility to stockholders, investors and the market, takes this opportunity to reiterate its commitment to continuing regularity and transparency of information.

Belo Horizonte, June 11, 2010

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

17.                   Summary of Principal Decisions of the 488th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 9, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 488th meeting, held on July 9, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following matters:

1.     Signature of an agreement to participate in an auction contract and a consortium contract.

2.     Calling of Extraordinary General Meeting of Stockholders to change the composition of the Board of Directors and the Audit Board, due to resignations.

3.     Orientation of vote, for the representative of Cemig in the Extraordinary General Meetings of Stockholders of Cemig D and Cemig GT, in the event that the composition of the Board of Directors and/or the Audit Board of this company is changed, as per the previous item.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18.                   Summary of Principal Decisions of the 110th Meeting of the Board of Directors, Cemig Distribuição S.A., July 9, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 110th meeting, held on July 09, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following matter:

• Calling of Extraordinary General Meeting of Stockholders to change the composition of the Board of Directors and the Audit Board, due to resignations.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19.                   Summary of Principal Decisions of the 116th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 9, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58
NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 116th meeting, held on July 09, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following matters:

1.     Signature of an agreement to participate in an auction contract and a consortium contract.

2.     Orientation of vote for the Board Members appointed by Cemig GT to the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. – Taesa.

3.     Calling of Extraordinary General Meeting of Stockholders to change the composition of the Board of Directors and the Audit Board, due to resignations.

Av. Barbacena 1200  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

20.                   Summary of Minutes of the 485th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, May 26, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 485TH MEETING

Date, time and place:	May 26, 2010 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I               The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II             The Board approved the minutes of this meeting.

III            The Board authorized signature:

a)     as consenting party, of the Private Agreement to Assign Shares and Other Matters, the purpose of which is to waive exercise of Cemig’s first refusal right in the sale to Light S.A., by the partners Concert Technologies S.A., Leme Engenharia Ltda., Nansen S.A. Instrumentos de Precisão and FIR Capital Partners Ltda., of their respective stockholding interests; and

b)    at the same time as the said Private Agreement to Assign Shares, signature of the Stockholders’ Agreement that will regulate the relationship between Cemig and Light in the shared management of Axxiom.

IV            The Board ratified:

a)     The appointment of Djalma Bastos de Morais, Luiz Henrique de Castro Carvalho and Marco Antonio Rodrigues da Cunha as members of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A., for a period of office of one year, that is to say until the Annual General Meeting to be held in 2011, or until any duly elected successor is sworn in.

b)    The appointment of Djalma Bastos de Morais and Luiz Henrique de Castro Carvalho as members of the Board of Directors of Transmissora Alterosa de Energia S.A., for a period of office of one year, that is to say until the Annual General Meeting to be held in 2011, or until any duly elected successor is sworn in.

V             The Board re-ratified Board Spending Decision (CRCA) 003/2008, to change the global amount of the Contract between Cemig GT and Sá Carvalho S.A. for Services of the Cemig GT Central Operating System (COS), in which the Company is consenting party, and to change the date of start of the period of validity from “as from the date of its signature” to “as from the start of the operation”, the other terms of that CRCA being unchanged.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VI            The Board ratified the signature of the loan contract with Transchile Charrúa Transmisión S.A., for a period of three months; and approved increase in the capital of Transchile Charrúa Transmisión S.A., to be submitted to the next AGM of Cemig, by US$5,893,672.00, of which US$2,887,899.28 is the portion under the responsibility of Cemig, the registered capital being increased from US$41,340,000.00 to US$47,233,672.00.

The Board also oriented the representative of Cemig to vote in favor of the following matters in the Extraordinary General Meeting of Stockholders of Transchile Charrúa Transmisión S.A. that decides on them:

•      Approval of the above-mentioned increase in Registered Capital.

•      Approval of the placement price of the shares to be issued for this capital increase.

•      Change to the drafting of the Bylaws to reflect the above operations.

•      Statement on the rights, including subscription option, of the new shares.

•      Delegation to the Board (Directorio) of powers for issuance and placement of the new shares.

VII          The Board established the new interest rate for contracting by Cemig D, with Banco do Brasil, of an agroindustry loan supported by the Brazilian Central Bank Rural Lending Manual, Chapter 6 (Funds), Section 4 (Rural Savings) as per CRCA 024/2010, as follows: fixed interest rate equal to 96% of the CDI rate, based on the future yield curve obtained from the BM&F Bovespa in effect on the date of release of the credit; and authorization for Cemig to give Cemig D a guarantee, under the said contract with that Bank, of a swap transaction associated with the contracting of the loan, to transform the interest rate of the transaction into a fixed rate corresponding to 96% of the CDI rate, the other terms of that CRC being unchanged.

VIII         The following spoke on general matters and business of interest to the Company:

The Chairman;
CEO and Vice-Chairman:	Djalma Bastos de Morais;
Board members:	André Araújo Filho,	Evandro Veiga Negrão de Lima;
Chief Officers:	Luiz Fernando Rolla,	José Carlos de Mattos.
General Manager:	João Procópio Campos Loures Vale;
Manager:	Arthur Saraiva Sette e Câmara.

The following were present:

Board members:	Sergio Alair Barroso,	Guy Maria Villela Paschoal,
	Djalma Bastos de Morais,	João Camilo Penna,
	Aécio Ferreira da Cunha,	Maria Estela Kubitschek Lopes,
	André Araújo Filho,	Adriano Magalhães Chaves,
	Antônio Adriano Silva,	Cezar Manoel de Medeiros,
	Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
	Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
	Francelino Pereira dos Santos,	Marco Antonio Rodrigues da Cunha,
Paulo Sérgio Machado Ribeiro;
Chief Officer:	Luiz Fernando Rolla,	José Carlos de Mattos.
General Manager:	João Procópio Campos Loures Vale.
Manager:	Arthur Saraiva Sette e Câmara.
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

21.                   Summary of Minutes of the 114th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., May 26, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58 – NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 114TH MEETING

Date, time and place:	May 26, 2010, at 3 p.m., at the company’s head office,
Av. Barbacena 1200, 12nd Floor, B1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee:	Chairman:	Sergio Alair Barroso;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I

The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III

The Board approved an incentive-bearing donation of three hundred thousand Reais to the Values of Minas Project, of the Voluntary Social Assistance Service (Servas), duly approved by the State Children’s and Adolescents’ Council of Minas Gerais.

IV

The Board complemented Board Spending Decision (CRCA) 028/2010, with the donation of an additional amount of five hundred thousand Reais to the Vita Vida project, of Servas, duly approved by the State Children’s and Adolescents’ Council of Minas Gerais.

V

The Board re-ratified CRCA 002/2008, changing the global amount of the Contract for Services of the Cemig GT Central Operating System (COS) between Cemig GT and Sá Carvalho S.A., and changing the date of commencement of the period of validity from “as from the date of its signature” to “as from the start of the operation”, the other terms of that CRCA being unchanged.

VII

Withdrawn from agenda: The matter relating to signature of a consortium contract to participate in an Auction to be held by Aneel relating to the Colíder Hydroelectric Plant was withdrawn from the agenda.

VII	Abstention: The Board Member Aécio Ferreira da Cunha abstained from voting on the matters relating to incentive-bearing donations mentioned in Items II and IV above.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VIII	The following spoke on general matters and business of interest to the Company:

CEO and Vice-Chairman:	Djalma Bastos de Morais.
Board members:	André Araújo Filho,
Evandro Veiga Negrão de Lima.
Chief Officer:	Bernardo Afonso Salomão de Alvarenga.

The following were present:

Board members:	Sergio Alair Barroso,	João Camilo Penna,
	Djalma Bastos de Morais,	Maria Estela Kubitschek Lopes,
	Aécio Ferreira da Cunha,	Adriano Magalhães Chaves,
	André Araújo Filho,	Cezar Manoel de Medeiros,
	Antônio Adriano Silva,	Franklin Moreira Gonçalves,
	Arcângelo Eustáquio Torres Queiroz,	Lauro Sérgio Vasconcelos David,
	Evandro Veiga Negrão de Lima,	Marco Antonio Rodrigues da Cunha,
	Francelino Pereira dos Santos,	Paulo Sérgio Machado Ribeiro.
Guy Maria Villela Paschoal,
Chief Officer:	Bernardo Afonso Salomão de
Alvarenga
Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros

22.                                                         Summary of Minutes of the 107th Meeting of the Board of Directors, Cemig Distribuição S.A., May 26, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16 – NIRE 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 107TH MEETING

Date, time and place:	May 26, 2010 at 12 p.m. at the Company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)

Return to the State of Minas Gerais of possession of the real estate property at Rua Sete de Setembro 32, Almenara, Minas Gerais, registered in the name of that State, as per Item No. 3, Book 3, Page 1, of the Notary’s Office for Registry of Real Estate of Almenara, by signature of an Act of Transfer of Possession by the State’s Planning and Management Office (Seplag);

b)

Signature of a Mutual Cooperation Working Agreement with the Municipality of Belo Horizonte, Minas Gerais, for clearing of the safety tracks of the No. 1 and 2 Belo Horizonte/Bonsucesso — Gutierrez transmission lines, between structures 12 and 18, and resettlement of the three hundred and seventy six families living there, with consequent supply of electricity to the new living accommodation; and for taking of preventive decisions to discourage further occupation and irregular use of land considered to be subject to risk of invasion, with validity for 60 months.

IV

The Board established the new interest rate for the contracting, with Banco do Brasil, of an agroindustry loan supported by the Brazilian Central Bank Rural Lending Manual, Chapter 6 (Funds), Section 4 (Rural Savings) as per CRCA 019/2010, as follows: fixed interest rate equal to 96% of the CDI rate, based on the future yield curve obtained from the BM&F Bovespa in effect on the date of release of the credit; and authorization for contracting with the said Bank of a swap transaction associated with the contracting of the loan, to transform the interest rate of the transaction into a fixed rate corresponding to 96% of the CDI rate, the other terms of that CRC being unchanged.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V

The Board re-ratified CRCA-017/2006, which alters the value of Contract No. 4570010132, with Empresa Brasileira de Telecomunicações S.A. – Embratel, for Toll Free Long Distance Calling to the Call Center, the other terms of that CRC being unchanged.

VI	The following spoke on general matters and business of interest to the Company:

The Chairman;
	CEO and Vice-Chairman:	Djalma Bastos de Morais;
	Board members:	André Araújo Filho,	Evandro Veiga Negrão de Lima;
	Chief Officer:	Bernardo Afonso Salomão de Alvarenga.

The following were present:

	Board members:	Sergio Alair Barroso,	Guy Maria Villela Paschoal,
		Djalma Bastos de Morais,	João Camilo Penna,
		Aécio Ferreira da Cunha,	Maria Estela Kubitschek Lopes,
		André Araújo Filho,	Adriano Magalhães Chaves,
		Antônio Adriano Silva,	Cezar Manoel de Medeiros,
		Arcângelo Eustáquio Torres Queiroz,	Franklin Moreira Gonçalves,
		Evandro Veiga Negrão de Lima,	Lauro Sérgio Vasconcelos David,
		Francelino Pereira dos Santos,	Marco Antonio Rodrigues da Cunha,
		Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro;
	Chief Officer:	Bernardo Afonso Salomão de Alvarenga;
	Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros